United States securities and exchange commission logo





                          May 1, 2023

       Linda Rubinstein
       Chief Financial Officer
       Adverum Biotechnologies, Inc.
       100 Cardinal Way
       Redwood City, CA 94063

                                                        Re: Adverum
Biotechnologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 25,
2023
                                                            File No. 333-271431

       Dear Linda Rubinstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brett White, Esq.